Exhibit 99.1

Ferrari N.V. announces final results of the cash tender offers on certain series of its euro notes

Maranello, Italy 12 July 2019 - Ferrari N.V. (NYSE/MTA: RACE) (Ferrari or the Company) hereby announces the final results of its invitation to eligible holders (subject to the offer restrictions referred to in the Tender Offer Memorandum (as defined below)) of the Company’s outstanding €700,000,000 0.250 per cent. Notes due 16 January 2021 (ISIN: XS1720053229) (the 2021 Notes), and the Company’s outstanding €500,000,000 1.500 per cent. Notes due 16 March 2023 (ISIN: XS1380394806) (the 2023 Notes and, together with the 2021 Notes, the Notes) to tender their Notes for purchase by the Company for cash (the Offers and each an Offer).

The Offers were announced on 4 July 2019 and were made on the terms and subject to the conditions set out in the tender offer memorandum dated 4 July 2019 (the Tender Offer Memorandum).

Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

The Company hereby announces that it accepts for purchase valid tenders of the 2021 Notes pursuant to the relevant Offer for an aggregate nominal amount of €200,000,000 and the 2023 Notes pursuant to the relevant Offer for an aggregate nominal amount of €115,395,000. The final Maximum Acceptance Amount, originally set at €250,000,000, shall be increased to €315,395,000.

The following table sets out the final results in respect of the 2021 Notes and the 2023 Notes. No further announcements of results are expected to be made.

Notes	ISIN	Series Acceptance Amounts	Nominal amount outstanding after the Settlement Date	Pro-Ration Factor (if any)	Interpolated Mid-Swap Rate	Purchase Yield	Purchase Price
2021 Notes	XS1720053229	€200,000,000	€500,000,000	44.4819%	n/a	-0.20%	100.679%
2023 Notes	XS1380394806	€115,395,000	€384,605,000	n/a	-0.301%	0.349%	104.186%

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

The Accrued Interest for the 2021 Notes accepted for purchase is 0.124% and the Accrued Interest for the 2023 Notes accepted for purchase is 0.500%.

The total amount that will be paid to each Noteholder on the Settlement Date for the Notes of such Series accepted for purchase from such Noteholder will be an amount (rounded to the nearest €0.01, with €0.005 rounded upwards) equal to the sum of:

a)
the product of (i) the aggregate nominal amount of the Notes of such Series of such Noteholder accepted for purchase from such Noteholder pursuant to the relevant Offer and (ii) the relevant Purchase Price; and

b)	the relevant Accrued Interest Payment on such Notes.

The expected Settlement Date for the Offers is 16 July 2019.

Further Information

Questions and requests for assistance in connection with the Offers may be directed to:

Dealer Managers
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom
Telephone: +44 (0) 20 7986 8969
Attention: Liability Management Group
Email: liabilitymanagement.europe@citi.com
Crédit Agricole Corporate and Investment Bank 12 place des Etats-Unis CS 70052 92 547 Montrouge Cedex France Tel: +44 (0) 207 214 5733 Attention: Liability Management Email: liability.management@ca-cib.com
Mediobanca - Banca di Credito Finanziario S.p.A. Piazzetta Enrico Cuccia, 1 20121 Milan Italy Telephone: + 39 02 8829554 Attention: Liability Management Corporate Email: MB_LM_CORP_IT@mediobanca.com
Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Telephone: +44 (0) 20 7677 5040
Attn: Liability Management Group
Email: liabilitymanagementeurope@morganstanley.com

Tender Agent
Lucid Issuer Services Limited Tankerton Works 12 Argyle Walk London WC1H 8HA United Kingdom Telephone: +44 (0)20 7704 0880 Attention: Arlind Bytyqi Email: Ferrari@lucid-is.com

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum and the announcement published on 4 July 2019. No offer or invitation to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum come are required by each of the Company, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.
None of the Dealer Managers, the Tender Agent and any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Offers, the Company, any of its affiliates or the Notes contained in this announcement or in the Tender Offer Memorandum. None of the Company, the Dealer Managers, the Tender Agent and any of their respective directors, officers, employees, agents or affiliates of such person, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the Offers, and accordingly none of the Dealer Managers, the Tender Agent and any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for any failure by the Company to disclose information with regard to the Company or the Notes which is material in the context of the Offers and which is not otherwise publicly available.

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR TO ANY U.S. PERSON.

Forward-looking statements

This announcement contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on Ferrari’s website (http://corporate.ferrari.com).

Any forward-looking statements contained in this announcement speak only as of the date of this announcement and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Its name and history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 235 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

For more information contact:

tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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